Filed by Leagold Mining Corporation
Pursuant to Rule 425 under
the Securities Act of 1933, as amended

Subject Company: Brio Gold Inc.
A registration statement is expected to be filed by Leagold Mining Corporation

News Release – TSX: LMC January 23, 2018

LEAGOLD ANNOUNCES INTENTION TO COMMENCE SHAREHOLDER SUPPORTED TAKE-OVER BID FOR BRIO GOLD TO CREATE A 450,000 OUNCE PER YEAR GOLD PRODUCER, WITH SIGNIFICANT GROWTH POTENTIAL
Vancouver, January 23, 2018 – Leagold Mining Corporation (TSX:LMC; OTCQX:LMCNF) (“Leagold” or the “Company”) is pleased to announce that it intends to make an offer (the “Offer”) to acquire all of the issued and outstanding shares (the “Brio Shares”) of Brio Gold Inc. (“Brio”) on or before February 28, 2018.  Pursuant to the Offer, holders of Brio Shares will receive 0.922 of a share of Leagold for each Brio Share held, representing an implied price of C$2.80 per Brio Share and total consideration for all of the issued and outstanding Brio Shares of approximately US$264 million, based on the 5-day volume weighted trading price of Leagold shares on the Toronto Stock Exchange (the “TSX”).
Leagold CEO Neil Woodyer stated:
“Leagold’s growth strategy in Latin America started with the acquisition of the Los Filos mine in Mexico in April 2017 from Goldcorp, and we have a clear objective of building Leagold into a leading, intermediate gold producer in Latin America. This strategy focuses on acquiring operating gold mines and projects nearing construction, post-acquisition asset optimization, and unlocking value.
“The combination with Brio represents a unique opportunity to acquire a portfolio of producing assets with a meaningful growth profile. The all-stock offer results in Brio shareholders owning approximately 42% of the combined company.  The combined operations are expected to produce approximately 450,000 ounces in 2018, with the potential for growth to over 700,000 ounces in 2020 at all-in sustaining costs in the mid-$800s1.  In addition, this combination reduces overall business risk by having four operating mines in two jurisdictions.  We regard both Mexico and Brazil as jurisdictions with considerable future potential for Leagold.
“Leagold is offering a 57% premium to Brio shareholders, which provides full value and is justified based on the currently discounted value of Brio’s assets and the expected savings from eliminating most of their corporate costs. We have support from Brio’s controlling shareholder Yamana, with 53.6% of Brio, and several large Leagold shareholders who in the aggregate hold approximately 57% of the company.”

1 All-in sustaining cost (AISC) and AISC margin are non-IFRS financial performance measures with no standard meaning under IFRS
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Yamana Gold Inc. (Yamana) Chairman and CEO Peter Marrone stated:
“Yamana is pleased to have entered into a support agreement with Leagold pursuant to which we would tender all of our shares of Brio to the offer proposed by Leagold.  Leagold presented an offer to Yamana that we could not overlook.  The offer provides for a significant premium to the Brio share price which, in our view, better reflects the value of the Brio shares and of the underlying Brio assets.  The consideration we are being given in connection with the offer, in the form of Leagold shares, has considerable present value and upside.  We believe the combination of Brio and Leagold will create an impressive company with assets in two excellent mining jurisdictions, a strong production platform, the built-in potential for growth and a proven management team well positioned to deliver more share value increases. As such, we have chosen to support the Offer by agreeing to tender our shares to it.”

Transaction Highlights
Leagold believes the combination with Brio delivers significant benefits to the shareholders of Brio and Leagold, including:
•	Attractive, all-share premium offer
o	Brio shareholders to receive an approximate 42% ownership interest in the enlarged company, providing participation in the expected value creation and growth.
o	All-share consideration preserves cash for funding growth, with Leagold’s Bermejal Underground project and Brio’s Santa Luz mine restart as the principal opportunities.
o	Based on each of Leagold’s and Brio’s 5-day volume weighted average share prices on the TSX for the period ending January 22, 2018, the Offer represents a premium of 57%.

•	Enhanced scale improving the potential for a valuation re-rating
o	The combined entity is expected to produce between 420,000 and 475,000 oz in 2018, based on market guidance provided by each of Leagold and Brio[2].
o	Both Leagold and Brio are currently valued with market discounts, but the enhanced scale of the combined operations improves the potential for a valuation re-rating.

•	Growth upside
o	With the addition of Leagold’s Bermejal Underground project at the Los Filos mine and the restart of Brio’s Santa Luz mine, the combined operations have the potential

2 Leagold news release of 19 January 2018 with 2018 guidance of 215,000 to 240,000 oz at mine-level AISC of $875 to $925/oz and Brio news release of 16 January 2018 with 2018 guidance of 205,000 to 235,000 oz at mine-level AISC of $945 to $975/oz
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to produce over 700,000 ounces per year at an AISC1 of approximately US$850/oz in 2020.
•	All-in sustaining costs (AISC) and AISC margin profile[1]
o
The combined entity, based on the mid-point of market guidance provided by each of Leagold and Brio, has estimated AISC of approximately US$930/oz for 2018.  Assuming a US$1,250/oz gold price and production of 447,500 oz in 2018, the AISC margin is calculated to be US$143 million.

•	Enhanced capital markets profile
o	With a pro forma market capitalization of approximately US$650 million, the combined entity is expected to benefit from increased institutional investor interest.
•	Platform of further expansion in Mexico and Brazil
o	With the diversification benefit from multiple jurisdictions, Leagold will have a strong platform to expand within both Mexico and Brazil.
•	Leagold’s experienced team and financial strength will de-risk Brio’s growth plans
o	Leagold’s management team has successfully acquired and integrated mines with an organizational approach that emphasizes each mine operating on a profit-center basis.
o	Leagold has a strong operating team in place, with experience in mine building and optimizing operations.

•	Reduction of Brio’s corporate costs
o	Leagold anticipates significant cost savings through the reduction of Brio’s corporate costs, with the savings estimated to be between US$8 and US$10 million per year.
•	Low execution risk
o
With support already received for the transaction from Brio’s controlling shareholder, (Yamana), and several top shareholders of Leagold who in the aggregate hold approximately 57% of Leagold, this transaction has low execution risk.

o	There are no financing contingencies for the all-share consideration in the Offer.

Yamana Support Agreement
In connection with the Offer, Leagold has entered into a support agreement in support of the transaction with Yamana.  Yamana holds 63,032,488 Brio Shares representing approximately 53.6% ownership of Brio on a non-diluted basis.
Based on the share exchange ratio to be provided under the Offer, Yamana will receive 58,115,953 shares of Leagold, representing approximately 22% ownership in the enlarged company. Pursuant to the lock-up agreement, Yamana has agreed to tender all of its Brio
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Shares and to hold the Leagold shares it receives pursuant to the Offer for a minimum period of 12 months, subject to certain exceptions.

Leagold Voting Agreements
Leagold will also require the approval of shareholders to issue the Leagold shares to be distributed by it in connection with the Offer.  Leagold has entered into voting agreements in support of the transaction with its shareholders who in the aggregate hold approximately 57% of Leagold’s outstanding shares. The supporting shareholders include Goldcorp Inc. and certain of Leagold’s directors and officers including Neil Woodyer and Frank Giustra.
Intention to make an Offer
Leagold intends to mail a take-over bid circular to the registered holders of Brio Shares in accordance with applicable Canadian securities laws, prior to February 28, 2018.
Readers are cautioned that Leagold may determine not to make the Offer if Brio implements or attempts to implement defensive tactics (such as a shareholder rights plan or the grant of an option (or similar right) to purchase material assets) in relation to the Offer or Brio determines to engage with Leagold to negotiate the terms of a combination transaction and Brio and Leagold determine to undertake that transaction utilizing a structure other than a takeover bid such as a plan of arrangement. Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this News Release.
The Offer will be undertaken in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids, and will be subject to a number of customary conditions, including: (i) there being deposited under the Offer, and not withdrawn, at least 66 2/3% of the outstanding Brio Shares (calculated on a fully diluted basis), excluding Brio Shares held by Leagold, if any; (ii) receipt of all governmental, regulatory and third party approvals that Leagold considers necessary or desirable in connection with the Offer; (iii) no material adverse change having occurred in the business, affairs, prospects or assets of Brio; and (iv) the statutory minimum tender condition of 50% (which cannot be waived). In addition, Leagold will require the approval of its shareholders to issue the Leagold shares to be distributed by it in connection with the Offer.
Advisors
Leagold has retained UBS Investment Bank as its financial advisor in connection with the offer.  Fasken Martineau DuMoulin LLP is acting as Canadian legal advisor to Leagold.

About Leagold Mining Corporation
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Leagold is building a new mid-tier gold producer with a focus on opportunities in Latin America. Leagold is based in Vancouver, Canada and is listed on the TSX under the trading symbol “LMC” and trades on the OTCQX market as “LMCNF”. The 2017 acquisition of the Los Filos mine, a low-cost gold producer in Mexico, provides an excellent platform for growth.

For more information on Leagold please visit the Company website at www.leagold.com or contact:
Meghan Brown, VP – Investor Relations
+1-604-398-4525
mbrown@leagold.com

Cautionary Note Regarding Forward-Looking Information
This News Release contains "forward-looking statements" and “forward looking information” (as defined under applicable securities laws).  Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "expect", “believe”, “may”, “plan”, “project”, “should”, “scheduled”, “intend”, “objective”, continuous”, and “estimate”, or similar words suggesting future events, circumstances or outcomes.  In particular, this News Release contains forward-looking information concerning anticipated production, AISC and AISC margin of a combined Brio-Leagold entity, enhanced capital markets profile, growth upside, potential for expansion in Brazil and Mexico, the Offer, various terms of the Offer, the anticipated timing of commencement of the Offer, expectations with respect to the benefits of a combination of the businesses of Leagold and Brio and expectations with respect to the business and geographical diversification of the combined entity.
Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements and information.  They include, among others, the accuracy of mineral reserve and resource estimates and related assumptions, inherent operating risks, risks related to successful integration of Brio if the combination is consummated, risks related to international operations, the failure to obtain regulatory or other approvals in connection with the proposed business combination and those risk factors identified in Leagold’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR at www.sedar.com under Leagold’s profile.
There are no assurances that Leagold can fulfill forward-looking statements and information.  Such forward-looking statements and information are only predictions based on current information available to Leagold’s management team; actual events or results may differ materially as a result of risks facing Leagold, some of which are beyond Leagold’s control.  Although Leagold believes that any forward-looking statements and information contained in this press release are based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements.  Accordingly, readers should not place undue reliance on forward-looking statements and information.  The forward-looking statements and forward-looking information are made as of the date hereof and Leagold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results.  Please refer to Leagold's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting Leagold and its business.
Cautionary Statement Respecting the proposed Offer
LEAGOLD HAS NOT YET COMMENCED THE OFFER NOTED ABOVE. UPON COMMENCEMENT OF THE OFFER, LEAGOLD WILL DELIVER THE TAKEOVER BID CIRCULAR TO HOLDERS OF BRIO SHARES IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS AND WILL FILE A TAKEOVER BID CIRCULAR WITH THE SECURITIES COMMISSIONS IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA AND WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC). THE TAKEOVER BID CIRCULAR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN ITS ENTIRETY BY BRIO SHAREHOLDERS. AFTER THE OFFER IS COMMENCED, BRIO SHAREHOLDERS WILL BE ABLE TO OBTAIN, AT NO CHARGE, A COPY OF THE TAKEOVER BID CIRCULAR AND VARIOUS ASSOCIATED DOCUMENTS UNDER BRIO’S PROFILE ON THE SYSTEM FOR ELECTRONIC DOCUMENT
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ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM AND ON THE SEC’S WEBISTE AT WWW.SEC.GOV. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO PURCHASE, OTHERWISE ACQUIRE, SUBSCRIBE FOR, SELL, OTHERWISE DISPOSE OF OR ISSUE, OR ANY OTHER SOLICITATION OF ANY OFFER TO SELL, OTHERWISE DISPOSE OF, ISSUE, PURCHASE, OTHERWISE ACQUIRE OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WILL NOT BE MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, LEAGOLD MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.

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